Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-27739, 333-56975, 333-67441, 333-83561, 333-45710, 333-68322, 333-96899, 333-118819, 333-03456 and 333-137944 on Form S-8 of (i) our report dated May 4, 2007 relating to the financial statements of Cost Plus, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s adoption of a new accounting standard and a restatement) and (ii) our report dated May 4, 2007 on internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in this Annual Report on Form 10-K of Cost Plus, Inc. for the year ended February 3, 2007.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

May 4, 2007